UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                          BANKERS CORP
                  COMMON STOCK $0.01 PAR VALUE
                           066120-10-6

                        MARGARET PARONICH
                        210 SMITH STREET
                      PERTH AMBOY NJ 08861
                         (908) 442-4100

                         JANUARY 1, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 066120-10-6          13D             Page 2 of 4 Pages

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           JOSEPH P. GEMMELL ###-##-####
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) [  ]
           (b) [XX]
3     SEC USE ONLY


4     SOURCE OF FUNDS
           OO - PF


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO
      ITEM 2(d) OR 2(e)
        [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
                     SOLE DISPOSITIVE POWER
NUMBER OF  7    899,085 OR 7.3% based on 12,378,184 shares
                     outstanding.
SHARES
                     SHARED DISPOSITIVE POWER
BENEFICIALLY    8    88,278 OR 0.7% Unallocated shares of the
                     Employee
                     Stock Ownership Plan the voting of which is
                     directed by the Board of Directors as a
OWNED BY             whole.
EACH
                     SOLE DISPOSITIVE POWER
REPORTING  9         899,085 OR 7.3%
PERSON
                     SHARED DISPOSITIVE POWER
WITH       10        88,278 OR 0.7%
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
           899,085
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN
      SHARES*
   [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.3%
14    TYPE OF REPORT PERSON*
      IN

CUSIP No. 066120-10-6         13D             Page 3 of 4 Pages


Item 1. Security and Issuer:

Common Stock par value $.01 of Bankers Corp. (the "Company") with its principal executive offices at 210 Smith Street, Perth Amboy, NJ 08861


Item 2. Identity and Background:

(a)   Joseph P. Gemmell
(b)   c/o Bankers Corp., 210 Smith Street, Perth Amboy, NJ 08861
      Chairman, President and Chief Executive Officer, Bankers
      Corp., 210 Smith Street, Perth Amboy, NJ 08861
(d)   No
(e)   No
(f)   U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration:

Shares acquired by way of exercising stock options were funded by Mr. Gemmell's personal funds together with borrowings made from brokers under "arms length" margin agreements in the ordinary course of business at market rates.

Item 4. Purpose of Transaction:

As a control person updating and amending the 13D filed in 1992.

(a) Not applicable
(b) Not applicable
(c) Not applicable
(d) No
(e) No
(f) No
(g) No
(h) No
(I) No
(j) No

CUSIP No. 066120-10-6         13D             Page 4 of 4 Pages

Item 5. Interest in Securities of the Issuer:
(a) Mr. Gemmell owns 899,085 common shares of the Corporation or 7.3% of the outstanding stock. This includes 137,647 options which are fully exercisable and 4,000 options which are subject to a vesting schedule of 20% per year and 98,993 shares held in Employee Benefit Plans.
(b)   Sole Voting Power:        899,085 shares
      Shared Voting Power:       88,278 shares
      Sole Dispositive Power:   899,085 shares
      Shared Dispositive Power:  88,278 shares
(c) During the last 60 days, Mr. Gemmell gifted 10,800 shares of Bankers Corp. stock; acquired a total of 6,887 shares:
      2,307 shares by way of the Employee Stock Ownership Plan annual distribution and 4,580 shares by way of dividend reinvestment, both of which had a fair market value of $20.13 at the time and was awarded 4,000 incentive stock options with an exercise price of $21.75 per share.
(d)   None
(e)   Not applicable
Item 6: Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Board of Directors of Bankers Corp., which Mr. Gemmell is a member, as a whole acts as trustee for the Employee Stock Ownership Plan. The trustee shall vote allocated shares held in the ESOP in accordance with the written instructions of each participant. Allocated shares are not voted if a participant fails to deliver written instructions to the trustee. Unallocated shares are voted by the Board of Directors and are pledged as collateral for a loan to the ESOP provided by Bankers Savings.
Item 7:    Material to be Filed as Exhibits
None
Signature:
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 1997
Signature: /s/ Joseph P. Gemmell
Name/Title: Joseph P. Gemmell, Chairman, President & CEO